AMENDED AND RESTATED SCHEDULE A TO THE CLASS A DISTRIBUTION PLAN OF FIRST INVESTORS EQUITY FUNDS

Fund	Annual Rate of Compensation Paid to Underwriter Based on each Series’ Average Daily Net Assets Attributable to its Class A Shares
Covered Call Strategy Fund	0.25%
Equity Income Fund	0.30%
Global Fund	0.30%
Growth & Income Fund	0.30%
Hedged US Equity Opportunities Fund	0.25%
International Fund	0.30%
Opportunity Fund	0.30%
Premium Income Fund	0.25%
Select Growth Fund	0.30%
Special Situations Fund	0.30%
Total Return Fund	0.30%

[Schedule updated: January 31, 2019]